Exhibit 99.2

December 23, 2024

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

Securities NL, Government of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Medicus Pharma Ltd. - Change of Auditor

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Medicus Pharma Limited dated December 19, 2024 (the "Notice") and, based on our knowledge of such information at this time:

1. We agree with paragraphs 1, 4 and 5 of the Notice.

2. With respect to paragraph 2 and 3 of the Notice, we have no basis on which to agree or disagree.

Yours very truly,

Chartered Professional Accountants

Mississauga, Ontario

SUITE 800, 1600 CARLING AVENUE, OTTAWA ON, K1Z 1G3 T: 613.691.4200 F: 613.726.9009 MNP.ca